QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2019 AND 2018

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company’s auditors have not performed a review of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian Dollars)

		October 31,	July 31,
	Note	2019	2019

Assets

Current assets
Cash		$746	$72,373
Amounts receivable and other assets	3	24,568	8,188
		25,314	80,561

Non-current assets
Mineral property interests	4	1	1

Total assets		$25,315	$80,562

Liabilities and Shareholders' Deficiency

Current liabilities
Amounts payable and other liabilities	6	$6,436	$2,062
Loan payable	7(c)	103,783	101,209
Due to a related party	7	2,957,610	2,972,945
Total liabilities		3,067,829	3,076,216

Shareholders' deficiency
Share capital	5(a)	26,548,981	26,548,981
Reserves		592,011	592,011
Accumulated deficit		(30,183,506)	(30,136,646)
Total shareholders' deficiency		(3,042,514)	(2,995,654)

Total liabilities and shareholders' deficiency		$25,315	$80,562

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Trevor Thomas	/s/ Leonie Tomlinson

Trevor Thomas	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended October 31,
	Note	2019	2018
Expenses
Administrative fees	7(b)	14,758	17,116
Insurance		8,805	8,191
IT Services		3,000	3,000
Legal, accounting and audit		7,500	16,204
Office and miscellaneous		4	50
Regulatory, trust and filing		9,782	7,834
Shareholder communications		476	310

Operating expenses		(44,325)	(52,705)

Other items
Interest income		317	215
Interest expense	7(c)	(2,574)	–
Foreign exchange (loss) gain		(278)	50
Loss and comprehensive loss for the period		$(46,860)	$(52,440)

Basic and diluted loss per common share		$(0.01)	$(0.02)

Weighted average number of common shares outstanding
(basic and dilutive)		3,347,137	3,347,137

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREOLDERS’ DEFICIENCY

(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share Capital		Reserves
	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders' deficiency

Balance at August 1, 2018	3,347,137	$26,548,981	$592,011	$(29,982,931)	$(2,841,939)
Loss for the period	–	–	–	(52,440)	(52,440)
Balance at October 31, 2018	3,347,137	$26,548,981	$592,011	$(30,035,371)	$(2,894,379)

Balance at August 1, 2019	3,347,137	$26,548,981	$592,011	$(30,136,646)	$(2,995,654)
Loss for the year period	–	–	–	(46,860)	(46,860)
Balance at October 31, 2019	3,347,137	$26,548,981	$592,011	$(30,183,506)	$(3,042,514)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

		Three months ended October 31,
	Note	2019	2018
Operating activities
Loss for the period		$(46,860)	$(52,440)
Adjusted for:
Interest income		(317)	(215)
Interest accrued on related party loan	7(c)	2,574	–

Changes in working capital items:
Amounts receivable and other assets		(16,380)	(14,729)
Amounts payable and other liabilities		4,374	21,967
Due to a related parties	7	(15,335)	21,500
Net cash used in operating activities		(71,944)	(23,917)

Investing activities
Interest received		317	215
Net cash provided by investing activities		317	215

Decrease in cash		(71,627)	(23,702)
Cash, beginning balance		72,373	67,205
Cash, ending balance		$746	$43,503

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2019 AND 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature and Continuance of Operations

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company’s corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

These condensed consolidated interim financial statements (the “Financial Statements”) of the Company as at and for the three months ended October 31, 2019, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the “Company”). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2019, the Company had cash of $746, a working capital deficit, negative net assets, and is in default of a related party loan (Note 7). The Company’s continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Substantially all of the Company’s liabilities at October 31, 2019, were payable to Hunter Dickinson Services Inc. (“HDSI”), a related party with whom the Company has reached a debt settlement agreement (note 7(b)).

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards (“IFRS”) for annual financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2019 AND 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements filed on the Company’s profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2019. Results for the period ended October 31, 2019, are not necessarily indicative of future results.

The Company’s Board of Directors authorized issuance of these Financial Statements on December 3, 2019.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At October 31, 2019 and July 31, 2019, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2019.

(d)	Changes in accounting policies and new accounting pronouncements

The Company has adopted the following revised or new IFRS accounting standards that were issued and effective January 1, 2019:

●	IFRS 16, Leases
●	IFRIC 23, Uncertainty over Income Tax Treatments

These new standards do not have material impact on the Company’s financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2019 AND 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	Amounts Receivable and Other Assets

	October 31, 2019	July 31, 2019
Sales tax receivable	$998	$1,098
Prepaid insurance	23,570	7,090
Total	$24,568	$8,188

4.	Mineral Property Interests

	October 31, 2019	July 31, 2019
Angel’s Camp royalty	$1	$1

(a)	Angel’s Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel’s Camp property located in Lake County, Oregon. The royalty is recorded at a nominal amount of $1.

5.	Capital and Reserves

(a)	Authorized share capital

At October 31, 2019 and July 31, 2019, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Stock Consolidation

On December 29, 2017, the Company announced consolidation (the “Consolidation”) of its common shares on the basis of one (1) post-Consolidation common share for every ten (10) pre-Consolidation common shares effective on January 2, 2018. The Consolidation was approved by the TSX Venture Exchange (“TSX-V”), and a related bulletin was issued by the TSX-V on December 29, 2017.

The Consolidation was undertaken to better position the Company to pursue its business plan. Prior to the Consolidation, the Company had 33,470,995 common shares outstanding. Following the Consolidation, the Company has 3,347,137 common shares outstanding. The Company’s name was not changed in conjunction with the Consolidation.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2019 AND 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

6.	Amounts Payable and Other Liabilities

	October 31, 2019	July 31, 2019
Amounts payable	$6,436	$2,062

7.	Related Party Balances and Transactions

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended October 31,
	2019	2018
Short-term employee benefits, including salaries	$7,675	$6,700

Short-term employee benefits include salaries, director’s fees, and amounts paid to HDSI (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)	Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2019 AND 2018

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and communication services. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended October 31,
	2019	2018
HDSI: Services received through management services agreement	$14,758	$17,971
HDSI: Reimbursement of third party expenses paid	3,480	3,529
Total	$18,238	$21,500

Outstanding balances were as follows:

	October 31, 2019	July 31, 2019
Balance payable to HDSI	$2,957,610	$2,972,945

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●	makes a cash payment of $180,207; and
●	issues 600,000 shares

The cash payment of $180,207 has been paid. Completion of the share portion of the settlement agreement with HDSI has been deferred and will occur at a mutually agreed date.

(c)	Related Party Loan

In December 2018, the Company entered into a loan agreement with United Mineral Services Ltd. (the “Lender”), a company owned by a former director, pursuant to which the Lender advanced to the Company a principal sum of $100,000 with a six-month term, at an interest rate of 10% per annum calculated monthly and payable quarterly. As of October 31, 2019, the principal amount is due and has not been repaid. Interest payable of $2,574 has been accrued on the loan. As of the date hereof, the Company is negotiating with the Lender with the view to resolve the repayment default.

8.	Operating Segments

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in the USA.